NEWS RELEASE

March 17, 2010

Trading Symbols:

AMM :TSX, AAU : NYSE AMEX

www.almadenminerals.com

Almaden Minerals Ltd. Announces Closing of Private Placement

Almaden Minerals Ltd. (the “Company”) announces that it has closed a Private Placement of 350,000 Units at a price of $1.00 per Unit.  Each Unit consists of one flow-through common share and one half of a non-flow-through common share purchase warrant with each whole warrant entitling the holder to purchase one additional non-flow-through common share at a price of $1.25 per share for a period of 1 year from the Closing.  The hold period on the securities expires on July 17, 2010.

A commission of 3.5% (4,375 non-flow-through shares) was payable with regards to 125,000 of the total Units realized from the placement and a commission of 3.5% (2,625 flow-through shares and $2,625.00 cash) was payable with regard to 150,000 of the total Units realized from the placement.

The Placement closed March 16, 2010.

The funds generated from the placement are to be used by the Company to fund its portion of the proposed continued exploration of the ATW diamond exploration project and any surplus amount will be used on the Company’s B.C. properties.

On Behalf of the Board of Directors

“Duane Poliquin”

___________________________

Duane Poliquin

Chairman and Director

Almaden Minerals Ltd.

Neither the Toronto Stock Exchange (TSX) nor the NYSE Amex have reviewed or accepted any responsibility for the adequacy or accuracy of the contents of this news release which has been prepared by management."  Statements contained in this news release that are not historical facts are forward looking statements as that term is defined in the private securities litigation reform act of 1995. Such forward -looking statements are subject to risks and uncertainties which could cause actual results to differ materially from estimated results. Such risks and uncertainties are detailed in the Company's filing with the Securities and Exchange Commission.